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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   28  )*
                                           -----


                          CITADEL HOLDING CORPORATION
         -------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
              ---------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   172862104
                   -----------------------------------------
                                 (CUSIP NUMBER)


                S. CRAIG TOMPKINS, PRESIDENT, CRAIG CORPORATION
550 SOUTH HOPE STREET, SUITE 1825, LOS ANGELES, CALIFORNIA 90071 (213)239-0555
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               DECEMBER 20, 1996
         -------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Craig Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        Not applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
        Delaware

------------------------------------------------------------------------------

                           SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            1,564,473


     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               666,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,564,473
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        2,230,473

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        33.44%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reading Entertainment, Inc. (successor to Reading Company)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
        Delaware

------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            1,564,473 shares Common Stock


     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,564,473
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        1,564,473

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        26.05%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reading Holdings, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        Not applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
        Delaware

------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            1,564,473
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            1,564,473
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        1,564,473

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        26.05%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 5 of 9 Pages

      This jointly filed Schedule 13/D (i) is Amendment No. 28 with respect to Craig Corporation ("Craig") and it amends and supplements the Schedule 13D, dated June 4, 1987 and Amendments thereto (the "Craig Schedule 13D") filed by Craig relating to beneficial holdings of shares of Common Stock of Citadel Holding Corporation ("Citadel"); and (ii) is Amendment No. 4 with respect to Reading Entertainment, Inc. ("Reading") and Reading Holdings, Inc.("Holdings") and it amends and supplements the Schedule 13D, dated March 28, 1996 and the Amendments thereto (the "Reading Schedule 13D") filed by Reading and Holdings relating to beneficial holdings of shares of Common Stock of Citadel. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Craig or Reading Schedule 13D.

Item 4.  Purpose of Transaction

      Item 4 is hereby amended to add the following:

      On December 20, 1996, the Citadel Series B Preferred Stock held by Holdings was acquired by Citadel pursuant to the exercise of certain redemption rights set forth in the Certificate of Designation with respect to such securities. The Filers have been advised that such redemption was reviewed and recommended by an independent committee of the Board of Directors of Citadel, composed entirely of directors having no affiliation with the Filers, or any of them, and with the advice of an independent financial advisor. Filers are further advised that such recommendation was based upon the view that redemption would be preferable, from the point of view of the Issuer and its stockholders, to a conversion by Holdings of such Series B Preferred Stock into Common Stock of the Issuer at the conversion price of approximately $2.58 per share, as permitted by the Certificate of Designation.

                                                               Page 6 of 9 Pages

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended to add the following:

     (a) Craig's responses in Items 11 and 13 of the Cover Page of this Amendment No. 28 include (1) shares issuable upon the exercise of a warrant to purchase 666,000 shares of Citadel Common Stock (the "Warrant Shares") granted by Citadel to Craig pursuant to a Conversion Deferral, Warrant and Reimbursement Agreement,

                                                               Page 7 of 9 Pages

as described in Amendment 15 to the Craig Schedule 13D dated April 3, 1995 and
(2) 1,564,473 outstanding shares of Common Stock owned by Holdings and beneficially owned by Craig due to its greater than 50% ownership of Reading.

     Reading's and Holding's responses in Items 7, 9, 11 and 13 of the Cover Page of this Schedule 13D/A reflect its beneficial ownership of 1,564,473 shares of Common Stock.

     (b) See Items 7, 8, 9 and 10 of the Cover Pages and the information in Item 5(a) concerning the calculation of the combined voting power represented by the securities of the Issuer beneficially owned by Craig, Reading and Holdings.

     (c)  None.

                                                               Page 8 of 9 Pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                       CRAIG CORPORATION,
                                       a Delaware Corporation


Dated:  December 26, 1996              By: /s/ S. Craig Tompkins
                                          ----------------------------
                                          S. Craig Tompkins
                                          President


                                       READING ENTERTAINMENT, INC.,
                                       a Delaware corporation


Dated:  December 26, 1996              By: /s/ S. Craig Tompkins
                                          ----------------------------
                                          S. Craig Tompkins
                                          President


                                       READING HOLDINGS, INC.,
                                       a Delaware Corporation


Dated:  December 26, 1996              By: /s/ S. Craig Tompkins
                                          ----------------------------
                                          S. Craig Tompkins